DAIMLER TRUCKS RETAIL TRUST 2022-1
Investor Report
Collection Period Ended   31-Oct-2023

Amounts in USD

Dates

Collection Period No.	13			
Collection Period (from... to)	1-Oct-2023	31-Oct-2023		
Determination Date	13-Nov-2023			
Record Date	14-Nov-2023			
Distribution Date	15-Nov-2023			
Interest Period of the Class A-1 Notes (from... to)	16-Oct-2023	15-Nov-2023	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Oct-2023	15-Nov-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	178,880,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	360,000,000.00	116,563,239.50	88,293,452.41	28,269,787.09	78.527186	0.245260
Class A-3 Notes	360,000,000.00	360,000,000.00	360,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	80,000,000.00	80,000,000.00	80,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**978,880,000.00**	**556,563,239.50**	**528,293,452.41**	**28,269,787.09**		
Overcollateralization	93,867,344.34	93,865,392.63	93,865,392.63			
Adjusted Pool Balance	1,072,747,344.34	650,428,632.13	622,158,845.04			
Yield Supplement Overcollateralization Amount	59,010,660.22	31,015,153.21	29,213,900.14			
Pool Balance	**1,131,758,004.56**	**681,443,785.34**	**651,372,745.18**			

	Amount	Percentage
Initial Overcollateralization Amount	93,867,344.34	8.75%
Target Overcollateralization Amount	93,865,392.63	8.75%
Current Overcollateralization Amount	93,865,392.63	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.070000%	492,479.69	1.367999	28,762,266.78	79.895186
Class A-3 Notes	5.230000%	1,569,000.00	4.358333	1,569,000.00	4.358333
Class A-4 Notes	5.390000%	359,333.33	4.491667	359,333.33	4.491667
Total		**2,420,813.02**		**30,690,600.11**	

Amounts in USD

Available Funds

Principal Collections	27,900,945.22
Interest Collections	2,896,673.33
Net Liquidation Proceeds	249,847.51
Recoveries	552,304.56
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	125,201.96
Available Collections	**31,724,972.58**
Reserve Fund Draw Amount	0.00
Available Funds	**31,724,972.58**

Distributions

(1) Total Servicing Fee	567,869.82
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	2,420,813.02
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	28,269,787.09
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	466,502.65
Total Distribution	**31,724,972.58**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	567,869.82	567,869.82	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,420,813.02	2,420,813.02	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	492,479.69	492,479.69	0.00
thereof on Class A-3 Notes	1,569,000.00	1,569,000.00	0.00
thereof on Class A-4 Notes	359,333.33	359,333.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	2,420,813.02	2,420,813.02	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	28,269,787.09	28,269,787.09	0.00
Aggregate Principal Distributable Amount	28,269,787.09	28,269,787.09	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,681,868.36
Reserve Fund Amount - Beginning Balance	2,681,868.36
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,282.92
minus Net Investment Earnings	11,282.92
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,681,868.36
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,282.92
Net Investment Earnings on the Collection Account	113,919.04
Investment Earnings for the Collection Period	125,201.96

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,131,758,004.56	6,504
Pool Balance beginning of Collection Period	681,443,785.34	4,771
Principal Collections	24,678,779.88	
Principal Collections attributable to Full Pay-offs	3,222,165.34	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,170,094.94	
Pool Balance end of Collection Period	651,372,745.18	4,632
Pool Factor	57.55%	

	As of Cutoff Date	Current
Weighted Average APR	5.07%	4.93%
Weighted Average Number of Remaining Payments	40.44	30.20
Weighted Average Seasoning (months)	16.34	28.43

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	640,088,174.28	4,519	98.27%
31-60 Days Delinquent	5,069,413.56	63	0.78%
61-90 Days Delinquent	3,524,664.88	32	0.54%
91-120 Days Delinquent	2,690,492.46	18	0.41%
Total	651,372,745.18	4,632	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	0.95%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,170,094.94	32	18,077,397.61	230
Principal Net Liquidation Proceeds	247,909.41		4,552,877.93	
Principal Recoveries	512,496.78		2,700,654.03	
Principal Net Loss / (Gain)	1,409,688.75		10,823,865.65	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	2.538%
Prior Collection Period	0.792%
Second Prior Collection Period	3.593%
Third Prior Collection Period	0.193%
Four Month Average	1.779%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	**0.956%**
Average Net Credit Loss/(Gain)	47,060.29

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime CPR
Pd.	Gross	Net	31-60	61-90	91+	
1	0.09%	0.02%	0.07%	0.02%	- %	9.59%
2	0.11%	0.03%	0.24%	0.03%	0.01%	8.33%
3	0.17%	0.06%	0.24%	0.14%	0.02%	7.67%
4	0.26%	0.12%	0.51%	0.11%	0.11%	8.52%
5	0.33%	0.16%	0.64%	0.30%	0.03%	8.36%
6	0.46%	0.23%	0.98%	0.28%	0.05%	8.76%
7	0.67%	0.39%	0.64%	0.14%	0.14%	9.67%
8	0.87%	0.50%	0.71%	0.38%	0.11%	9.96%
9	1.00%	0.59%	0.76%	0.57%	0.14%	9.89%
10	1.05%	0.60%	0.90%	0.22%	0.30%	9.69%
11	1.32%	0.79%	1.14%	0.56%	0.11%	10.31%
12	1.41%	0.83%	1.26%	0.59%	0.45%	10.05%
13	1.60%	0.96%	0.78%	0.54%	0.41%	10.10%